Clovis Oncology, Inc.

5500 Flatiron Parkway, Suite 100

Boulder, CO 80301

July 8, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jeff Gabor

Re: Clovis Oncology, Inc.—Request for Acceleration

Registration Statement on Form S-3

(File No. 333-232503)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Clovis Oncology, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to July 10, 2019 at 5:30 P.M. Eastern Time or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

Clovis Oncology, Inc.

By:	/s/ Paul Gross
Name: Paul Gross
Title: Executive Vice President, General Counsel and Chief Compliance Officer

cc: Thomas Mark, Esq., Willkie Farr & Gallagher LLP